UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of May 2013

Given Imaging Ltd.
(Translation of Registrant’s name into English)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
(Address of Principal Executive Offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________

The Issuer is filing material documents not previously filed.

EXPLANATORY NOTE

On May 20 and May 21, 2013, Given Imaging Ltd. issued two press releases announcing data published at the 2013 Digestive Disease Week conference regarding the PillCam Colon capsule.  Copies of these press releases are attached to this Form 6-K as Exhibits 99.1 and 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

May 22, 2013	By:	/s/ Ido Warshavski
Name: Ido Warshavski
Title: General Counsel & Corporate Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated May 21, 2013 entitled “Given Imaging Announces New Data Highlighting PillCam® COLON Comparability to Colonoscopy in Detecting Adenomas.”

99.2	Press release dated May 20, 2013 entitled “Given Imaging Announces New European Study Evaluating PillCam COLON versus CT-Colonography in Patients with Incomplete Colonoscopy”